January 10, 2014

By EDGAR submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C. 20549
Attention: Mr. Terence O’Brien, Accounting Branch Chief

Re:     Deckers Outdoor Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 10-Q for the Fiscal Quarter Ended September 30, 2013
Filed November 12, 2013
Response dated December 16, 2013
File No. 0-22446

Dear Mr. O’Brien:

This letter is being respectfully submitted by Deckers Outdoor Corporation (the “Company”) in response to a comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q contained in the Staff letter dated December 17, 2013 (the “Letter”).

The Company’s response is preceded by a reproduction of the Staff’s comment.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14
Results of Operations, page 19

2. We note your response to comment 2 in our letter dated December 2, 2013, along with the draft disclosure that you would have included in your most recent Form 10-Q. Please further expand this disclosure to explain to investors why management believes these targets are probable in addition to explaining what the performance targets are. As previously noted, your operating results for the nine months ended September 30, 2013, do not provide investors with an obvious explanation for management’s conclusion that the performance targets are probable. Further, if the performance targets were changed from the previous year and are part or all of the cause for the conclusion that the performance targets are probable of being met, please disclose this fact. Please provide us with the expanded disclosure.

The Company’s Response:
In response to the Staff’s comment, the Company respectfully advises the Staff that the increase in recognition of performance-based compensation is primarily based on the Company’s current expectation that it is probable that it will achieve at least the threshold performance level with respect to certain of the performance objectives relating to its 2013 cash and equity incentive plan awards (the “2013 Objectives”). This expectation is based upon the Company’s assessment as of September 30, 2013 of the 2013 Objectives in light of its current forecasts. Notably, the 2013 Objectives are different (both in terms of the particular metrics used and the amounts) from the objectives used to assess performance with respect to the 2012 cash and equity incentive plan awards (the “2012 Objectives”). As of September 30, 2012, it was determined that achievement of the 2012 Objectives at the threshold performance level was not probable. To date, the specific 2013 Objectives have not been publicly disclosed and, in accordance with the Staff guidance set forth in Instruction 4 to Item 402(b) of Regulation S-K, the Company views the 2013 Objectives as confidential information the disclosure of which would result in competitive harm to the Company. A detailed discussion of the Company’s 2013 cash and equity incentive plan awards, including the 2013 Objectives, will be included in the Compensation Discussion and Analysis section of the Company’s 2013 Definitive Proxy Statement on Schedule 14A.

Below are the further revised disclosures the Company would have included in its third quarter of fiscal year 2013 Form 10-Q in response to the Staff comment and in light of the supplemental response above:

“Selling, General and Administrative (SG&A) Expenses. The change in SG&A expenses was primarily due to:

•	increased retail costs of approximately $33,000, largely related to 37 new retail stores that were not open as of September 30, 2012 and related corporate infrastructure;

•
increased recognition of performance-based compensation of approximately $10,000 as a result of our belief that the achievement of at least the threshold level of the performance objectives of certain awards is probable;

•	increased expenses of approximately $7,000 for the Hoka brand which we acquired on September 27, 2012;

•	increased expenses of approximately $5,000 related to the impact of foreign currency rate fluctuations; partially offset by

•
decreased expense related to the fair value of the Sanuk contingent consideration liability of approximately $6,000 due primarily to increases made during the nine months ended September 30, 2012 to the brand's forecast of sales and gross profit through 2015.

Performance-Based Compensation

As noted above, the recognition of performance-based compensation increased by approximately $10,000 over the prior year period. As of September 30, 2013, as a result of our current annual forecast, we believe that the achievement of at least the threshold level of the performance objectives relating to our 2013 performance-based cash and equity awards is probable, and we have recognized the expense accordingly. In contrast, as of September 30, 2012, we did not believe that the achievement of at least the threshold level of the performance objectives relating to our 2012 awards was probable and, accordingly, we did not recognize expense for those 2012 awards at that time.

At the beginning of each year, our Compensation Committee reviews our financial and strategic plan for the next fiscal year and for subsequent years and then establishes specific annual Company financial goals, as well as specific strategic goals for each executive. The performance objectives and goals differ each year and are based upon many factors, including the Company’s current business stage and strategies, expected growth rates over prior year’s performance, business and general economic conditions and market and peer group analysis. For example, performance-based cash compensation awards for the fiscal year ended December 31, 2013, may be earned based on our achievement of certain targets for annual earnings before interest, taxes, depreciation and amortization (EBITDA), as well as achievement of pre-determined individual financial and non-financial performance goals that are tailored to individual employees based on their role and responsibilities at the Company. Performance-based cash compensation awards for the fiscal year ended December 31, 2012, were earned based on our achievement of certain annual EPS targets as well as achievement of pre-determined individual financial and non-financial performance goals that are tailored to individual employees based on their role and responsibilities at the Company.

In accordance with applicable accounting guidance, we recognize performance-based compensation expenses when it is deemed probable that the applicable performance-based goal will be met. We evaluate the probability of achieving performance-based goals on a quarterly basis. Our assessment of the probability of achieving specified goals can fluctuate from quarter to quarter as we assess our projected achievement as compared to specified performance targets. As a result, the compensation expense we recognize may also fluctuate from period to period.”

* * * * *

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance. You may contact me or David Lafitte, General Counsel, at (805) 967-7611 with any questions.

Sincerely,

/s/ Thomas A. George
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation

cc:	Angel R. Martinez
President and Chief Executive Officer
Deckers Outdoor Corporation

cc:	David Lafitte
General Counsel
Deckers Outdoor Corporation